United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

30th May 2011

Dear Melissa,

Re: TouchIT Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 333-151252

This letter is submitted by TouchIT Technologies, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010 (filed on March 31, 2011), as set forth in your letter to me (Mr. Andrew Brabin) dated May 20, 2011. For reference purposes, the text of your letter dated May 20, 2010 has been reproduced herein (in bold), with the Company’s response below to each numbered comment.

In responding to your comments, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing; and
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A. Evaluation of Disclosure Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 18

1.           You indicate that your management has not performed its assessment of internal control over financial reporting as of December 31, 2010 due to “a transition period established by rules of the Securities and Exchange Commission for newly public companies.” However, pursuant to Item 308T of Regulation S-K, beginning in fiscal periods ending on or after December 15, 2007, companies must file management’s assessment of internal control over financial reporting if they previously filed an annual report with the Commission for the prior fiscal year. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting since you have been public beginning on June 10, 2008 and filed an annual report for fiscal 2009.

Response:

The Company acknowledges the Staff’s comment and would like to respond by stating that in regards to internal control over financial reporting, our management is responsible for the following:

•	establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and

•	assessing the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and affected by our board of directors, management and other personnel. It was designed to provide reasonable assurance to our management, our board of directors and external users regarding the fair presentation of financial statements in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,

•
provide reasonable assurance that transactions are recorded as to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and board of directors, and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in  Internal Control — Integrated Framework.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based upon the assessment, management believes that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

Changes to Internal Controls and Procedures Over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

2.           In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:

The company does not believe this is the case given the response provided to Staff’s question 1.

Independent Auditors Report, pages F-1 and F-21

3.           Please revise to file auditors’ reports that reference the two year period ended December 31, 2010, as the current reference does not indicate that the financial statements for both fiscal 2010 and 2009 were audited.

4.           Additionally, please confirm whether or not the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and revise the auditors’ reports to indicate as such pursuant to PCAOB Auditing Standard No. 1. The reference to conducting the audit in accordance with “International Standards” should be removed.

Response:

The company acknowledges the Staff’s comments and would like to provide updated declarations, Articles I and II from the Company’s auditor to address point 3 and point 4 raised by Staff, which are attached.  In addition, the Company confirms that the audit was conducted in accordance with PCAOB standards.

Should you have any questions or additional comments regarding our responses to your inquirers of May 20, 2011, please let me know at your earliest convenience.

Best regards

/s/ Andrew Brabin

Andrew Brabin

Chief Financial Officer

Article I

INDEPENDENT AUDITORS REPORT

To the Board of Directors of

Touch IT Technologies Kollektif Şirketi

Ronald George Murphy ve Ortakları

Report on the Financial Statements

We have audited the accompanying financial statements of Touch IT Technologies Kollektif Şirketi Ronald George Murphy ve Ortakları  (“the Company”) which comprise the financial position as of 31 December 2010 and 31 December 2009 and statements of comprehensive income, changes in equity and cash flows for the period then ended, and a summary of significant accounting policies and other explanatory notes.

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Generally Accepted Accounting Principles in the United States of America. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Company as of December 31, 2010, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Principles Generally Accepted in the United States of America.

We would like to draw your attention to the following matters:

The accompanying financial statements of the Company have been prepared on a going concern basis. However, in the accompanying financial statements, the Company’s current liabilities exceed its current assets by an amount of USD 231,259 and the total equity shows a negative balance amounting to USD 153,218 as of December 31, 2010. Accordingly, the continuity of the Company’s operations is dependent on the profitability of future operations and the existence of necessary financial support by shareholders and other creditors.

Istanbul, 8 March 2011

DENGE BAĞIMSIZ DENETİM

SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of MAZARS

/s/ Gökhan Almacı

Partner

Article II

INDEPENDENT AUDITORS REPORT

To the Board of Directors of

Touch It Education Technologies

Dış Ticaret Kollektif Şirketi Andrew Stuart Brabin ve Ortağı

Report on the Financial Statements

We have audited the accompanying financial statements of Touch IT Education Technologies Dış Ticaret Kollektif Şirketi Andrew Stuart Brabin ve Ortağı  (“the Company”) which comprise the financial position as of 31 December 2010 and 31 December 2009 and statements of comprehensive income, changes in equity and cash flows for the period then ended, and a summary of significant accounting policies and other explanatory notes.

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Generally Accepted Accounting Principles in the United States of America. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Company as of December 31, 2010, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Principles Generally Accepted in the United States of America.

We would like to draw your attention to the following matter:

According to Turkish Tax Legislation, service invoices issued abroad are subject to withholding tax with a rate of 20%, provided that the service has been received in Turkey. During our audit of 2010, we have determined significant amount of such invoices under the name of consultant fee and expenses totally amounting to approximately USD 218,628. However, the Company Management does not foresee any risk on the basis of the interpretation that those consultancy services have been received abroad; the Company may face possible tax risk in case of a different interpretation by the tax office

Istanbul, 8 March  2011

DENGE BAĞIMSIZ DENETİM

SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of MAZARS

/s/ Gökhan Almacı

Partner